AMENDMENT

TO

ACQUISITION AGREEMENT

THIS AMENDMENT to the Acquisition Agreement dated August 26, 2002 (the “Agreement”), is entered into by and between MEDSONIX, INC., a Nevada corporation (the “Company”) and Sonic Wellness Centers, Inc. (“Sonic Wellness”) and Advanced Acoustic Technologies (“Advanced Acoustic”).

WHEREAS, the parties wish to amend certain provisions of the Agreement.

NOW THEREFORE the corporate parties hereto, in consideration of the mutual agreement hereinafter contained and promises herein expressed, do hereby agree as follows:

That Section 6.15 of the Agreement shall be amended to read as follows:

6.15	Contracts and Commitments. Neither Sonic Wellness nor any of its Subsidiaries is a party to any:
a.

Contract or agreement (other than purchase or sales orders entered into in the ordinary course of business) involving any liability on the part of Sonic Wellness or one of its Subsidiaries of more than $25,000 and not cancelable by Sonic Wellness or the relevant Subsidiary (without liability to Sonic Wellness or such Subsidiary) within 60 days;

b.

Except with respect to the lease on its business location, lease of personal property involving annual rental payments in excess of $25,000 and not cancelable by Sonic Wellness or the relevant Subsidiary (without liability to Sonic Wellness or such Subsidiary) within 90 days;

c.

Except with respect to the options referenced above, Employee bonus, stock option or stock purchase, performance unit, profit sharing, pension, savings, retirement, health, deferred or incentive compensation, insurance or other material employee benefit plan (as defined in Section 2(3) of ERISA) or program for any of the employees, former employees or retired employees of Sonic Wellness or any of its Subsidiaries;

d.	Commitment, contract or agreement that is currently expected by the management of Sonic Wellness to result in any material loss upon completion or performance thereof;
e.

Contract, agreement or commitment that is material to the business of Sonic Wellness and its Subsidiaries, taken as a whole, with any officer, employee, agent, consultant, advisor, salesman, sales representative, value added reseller, distributor or dealer; or

f.	Employment agreement or other similar agreement that contains any severance or termination pay, liabilities or obligations.

All such contracts and agreements are in full force and effect. Neither Sonic Wellness, any of its Subsidiaries, nor any of the Sonic Wellness Shareholders is in breach of, in violation of, or in default under, any agreement, instrument, indenture, deed of trust, commitment, contract or other obligation of any type to which Sonic Wellness or any of its Subsidiaries is a party or is or may be bound that relates to the business of Sonic Wellness or any of its Subsidiaries or to which any of the assets or properties of Sonic Wellness or any of its Subsidiaries is subject, the effect of which breach, violation or default is likely to materially and adversely affect the business or financial condition of Sonic Wellness and its Subsidiaries, taken as a whole. Medsonix has not guaranteed or assumed and specifically does not guarantee or assume any obligations of Sonic Wellness or any of its Subsidiaries, with the exception of the prior obligations to pay Mr. Alphonse Cassone for services rendered on behalf of Sonic Wellness, for which Medsonix has guaranteed and assumed the obligation of Sonic Wellness to pay Mr. Alphonse Cassone for past services rendered to Sonic Wellness, which remuneration has been set forth in Exhibit B.

IN WITNESS WHEREOF, the corporate parties hereto have caused this Amendment to be executed by their respective officers, hereunto duly authorized, and entered into as of this 31 day of March 2003.

Medsonix, Inc.	Advanced Acoustic Technologies	Sonic Wellness Centers, Inc.
By: /s/ Alphonse Cassone Alphonse Cassone, President	By: /s/ Alphonse Cassone Alphonse Cassone, President	By: /s/ Alphonse Cassone Alphonse Cassone, President